Zenvia Inc.

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300, Brazil

June 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Office of Technology

Re:	Zenvia Inc. Request for Acceleration of Effectiveness Registration Statement on Form F-3 (File No. 333-280284)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zenvia Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-280284) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (“Commission”) so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on June 24, 2024, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

Once the Registration Statement is effective, please orally confirm the event with our U.S. counsel, Simpson Thacher & Bartlett LLP by calling Grenfel S. Calheiros at +1 (212) 455-2295 or Paulo F. Cardoso at +1 (212) 455-2973. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Simpson Thacher & Bartlett LLP, Attention: Grenfel S. Calheiros and Paulo F. Cardoso, by e-mail to gcalheiros@stblaw.com and paulo.cardoso@stblaw.com.

Sincerely,

Zenvia Inc.

By: /s/ Cassio Bobsin

Name: Cassio Bobsin
Title: Chief Executive Officer